EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

        THIS ASSET PURCHASE AGREEMENT ("Agreement") is made on this 7th day of November, 2001 by and among GERALD STEVENS, INC. ("GSI"), NATIONAL FLORA, INC. (the "Seller"), and FTD.COM INC. (the "Purchaser");

RECITALS

        A.    The Seller is engaged in a business consisting primarily of processing consumer direct floral orders for floral deliveries within the United States (the "Business").

        B.    GSI and the Seller have filed for protection under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code"), in the Southern District of Florida, and, at all times subsequent to such filing, the Seller has remained in possession of its assets and control of its business operations as a debtor–in–possession pursuant to applicable provisions of the Bankruptcy Code.

        C.    The Purchaser is desirous of purchasing and the Seller is desirous of selling the assets and operations of the Seller, pursuant to and in accordance with the Bankruptcy Code, for an amount in cash, all as herein provided and on the terms and conditions hereinafter set forth.

        NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, in consideration of the foregoing recitals and the mutual promises, covenants and representations herein contained, hereby agree as follows:

        1.     Purchase and Sale of Assets.

                (a)   Purchased Assets.  Upon the terms and subject to the conditions set forth herein, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall acquire from Seller, all assets of Seller that are related to and used in the Business, other than the Excluded Assets (as defined below), as same are constituted on the date of the Closing (as defined below) (collectively, the "Purchased Assets").  Without limiting the generality of the foregoing, the Purchased Assets include:

        (i)            all inventory (if any);

        (ii)           all machinery, equipment, computers, computer systems, software and related licenses, telephones, telephone systems, vehicles, furniture and furnishings, supplies and all other personal property, leasehold improvements and fixed assets, and all rights, warranties and claims pertaining thereto;

        (iii)          all of Seller's rights under or in respect of orders, contracts and agreements for the purchase or sale of goods, merchandise or services, and any other written agreements entered into with any customer or client of the Business in the ordinary course of the Business, together with the leases, employment agreements and other executory contracts set forth on Schedule 1(a)(iii) (the "Purchased Contracts"), including rights to any and all security deposits thereunder;

        (iv)          all telephone listings and telephone numbers (to the extent of Seller's rights therein) of the Business, including but not limited to those set forth on Schedule 1(a)(iv)(A), and all telephone and other advertising including but not limited to those set forth on Schedule 1(a)(iv)(B), including all prepaid expenses related thereto of the Business;

        (v)           all trade accounts receivable;

        (vi)          all deposits and prepaid expenses of the Business, including but not limited to any prepaid advertising and prepaid rents, but expressly excluding any rights to unearned insurance premiums;

        (vii)         the rights of the Seller (if any) in the trademarks, service marks, copyrights, copyrightable materials, designs, trade dress and trade names of, containing or utilizing National Flora, A–Florist, Cambridge Flowers and Flower Time, and all rights to sue for infringement thereof or any variant thereof or otherwise to enforce the same, and all royalties which may be receivable in respect thereof;

        (viii)        the rights of the Seller to the domain names, trademarks, service marks, copyrights, copyrightable materials, designs, trade dress and trade names of, containing or utilizing floristnet.com, nationalfloral.com, nationalflora.com, flora.com, e–bouquet.com, e–bouquet.com, ebouqet.com, ebouqets.com, nationalflora.net and nationalflora.org, and any other domain names for websites dedicated primarily to order generation for the Business, the internet website processing language and code to run such websites, software and licenses relating thereto, and all rights to sue for infringement thereof or any variant thereof or otherwise to enforce the same, and all royalties which may be receivable in respect thereof;

        (ix)           original if available, or otherwise original copies of, all books, records, information, and data pertaining to the Business currently used or useful in connection with the Purchased Assets, including, but not limited to, all invoices, customer lists, data and records, personnel records, sales records, and all of the Seller's books, files, records, documents, data, plans, proposals and all other recorded knowledge, whether in written, electronic, visual or other form, to the extent related to the Business, but excluding tax returns and personnel records pertaining to Seller's former employees;

        (x)            all licenses, permits, authorizations, certificates of occupancy, franchises and approvals of any nature issued by any governmental authority to Seller in respect of the Business, or otherwise obtained by Seller for the Business from any governmental authority, to the extent transferable under applicable law (including the Bankruptcy Code); and

        (xi)           the Business as a going concern and all of the goodwill associated with the Business, and all other assets, properties, business and rights used in the conduct of the Business and not otherwise excluded from the Purchased Assets hereunder.

                (b)   Excluded Assets.  Anything to the contrary in Section 1(a) notwithstanding, the Purchased Assets shall not include the following assets of the Seller (the "Excluded Assets"): (i) any cash or cash equivalents; (ii) any accounts receivable (including wire service receivables, charge card receivables, rebates receivable and insurance claims), allowances and/or credits, other than trade accounts receivable; (iii) deferred taxes, and the right to receive any refunds of taxes paid by Seller prior to the Closing; (iv) any and all net operating loss carryforwards; (v) any refunds of unearned insurance premiums; (vi) any and all employee pension, retirement, profit sharing, bonus, incentive, deferred compensation or other employee benefit plans, and any related trust or assets thereof; (vii) the rights of the Seller under this Agreement and any agreement entered into pursuant hereto; (viii) all assets, rights and properties of the Seller relating to its corporate governance and administration, including corporate minute books, corporate seals and stockholder records; (ix) the Seller's tax records and tax returns; (x) the capital stock and other securities of National Flora Florida, Inc.; and (xi) all trademarks, service marks, trade names, copyrights, copyrightable materials, designs and trade dress containing or utilizing the name "Gerald Stevens" or any variant thereof or otherwise owned by GSI and/or its subsidiaries and affiliates (other than those assets described in Sections 1(a)(vii) and 1(a)(viii) above); provided however, that the Purchaser may, during the committed period of any published or content–committed advertisements as of the time of the Closing, continue to utilize the name "Gerald Stevens" in the manner and to the extent that such name appears in such advertisements or the committed content thereof as of the Closing Date; and further provided, that upon the conclusion of the committed periods of such advertisements, the Purchaser shall not thereafter utilize the name "'Gerald Stevens" in any advertising or in any other manner.

                (c)   Sale Free and Clear of all Claims, Liens and Encumbrances.  The Purchased Assets shall be sold, transferred and conveyed to the Purchaser free and clear of all claims, liens and encumbrances pursuant to Section 363 of the Bankruptcy Code and the Approval Order (as defined below). The Seller shall assume and assign to the Purchaser the Purchased Contracts and any and all other executory contracts or unexpired leases included in the Purchased Assets pursuant to Section 365 of the Bankruptcy Code and the Approval Order. At or before the Closing, the Seller shall pay or cause to be paid all obligations due and payable as of the Closing Date under or pursuant to the Purchased Contracts, but shall not be required to pay any obligations (whether or not accrued) under or pursuant to the Purchased Contracts which are not due and payable as of the Closing Date. Pursuant to and in accordance with Section 365 of the Bankruptcy Code, the Purchaser shall provide to the Seller, upon request, such reasonable information as may be required in order for the Seller to comply with the assignment provisions of Section 365 of the Bankruptcy Code in connection with the assignment and assumption of the Purchased Assets to and by the Purchaser.

        2.     Assumed Liabilities.

                (a)   Upon the terms and subject to the conditions set forth herein, on the Closing Date, the Purchaser shall assume, and shall thereafter timely pay and perform, all obligations of the Seller under or pursuant to (i) the Purchased Contracts (which shall include the obligations described in Section 7(d) below), and (ii) all Yellow Pages advertising (exclusive of the $425,000 of minimum aggregate payments described in Section 7(a) below) booked by or for the benefit of the Seller subsequent to the date of this Agreement (collectively, the "Assumed Liabilities").

                (b)   Except as set forth in Section 2(a) above, the Purchaser shall not assume or become liable for (and hereby expressly disclaims any undertaking in respect of) the payment or performance of any other liabilities of the Seller (or any predecessor of the Seller), whether in connection with the Business or otherwise, of whatever nature, whether known or unknown, contingent or otherwise, including but not limited to any indebtedness for money borrowed, any accounts payable, any accrued expenses (except to the extent deducted under Section 3(a)(ii) in the Purchase Price calculation or under Section 4(b)(iv) below), any income taxes or franchise taxes, any litigation arising out of the operations of the Seller prior to the Closing Date (other than actions based on the Purchaser’s failure to pay or perform any of the Assumed Liabilities), and/or any liabilities relating to recapture of any depreciation deduction or investment tax credit of the Seller.

        3.     Purchase Price, Deposit, and Payment.

                (a)   In consideration for the Purchased Assets, at the Closing, the Purchaser shall pay to the Seller, by wire transfer of immediately available funds to such account as shall have been designated by the Seller for such purpose, an amount (the "Purchase Price") equal to (i) $8,837,500, which represents the sum of (A) $4,750,000, representing the purchase price set forth in that certain Asset Purchase Agreement dated October 12, 2001 by and among Gerald Stevens, Inc., National Flora, Inc., and Stema Enterprises LLC ("Stema") (the "Stema Agreement"), plus $3,850,000, the additional amount (over and above the purchase price under the Stema Agreement) reflected in the Purchaser’s accepted Competing Bid as such term is used in the Order Establishing Bidding Procedures, Approving Termination Fee and Fixing Date for Final Sale Hearing on Debtors' Motion to Sell Substantially All of the National Flora Assets and to Assume and Assign Executory Contracts, and Limiting Notice dated October 15, 2001, including the Exhibits thereto (the "Bidding Procedures Order"), plus (B) the $237,500 Termination Fee, as such term is used in the Bidding Procedures Order, consisting of the $190,000 termination fee to Stema and $47,500 representing the maximum approved payment for the actual out–of–pocket expenses of Stema (the "Approved Stema Costs"); minus (ii) an amount, prorated to (but not including) the Closing Date, equal to the unpaid accrued obligations under the Purchased Contracts (other than Purchased Contracts relating to advertising, as to which no proration or adjustment shall be made, subject to Seller's compliance with Section 7(a) below), as calculated by Seller and verified by Purchaser prior to the Closing, plus (iii) the positive amount (if any) by which the sum of the "accounts receivable" (consisting entirely of trade accounts receivable), "prepaid other and other current assets" and "deposits and long term prepaids" (all of the type set forth in and determined in a manner consistent with the unaudited balance sheet of Seller as of August 31, 2001, as previously presented to the Purchaser), but expressly excluding prepaid advertising, as of the Closing Date exceeds $50,000, as calculated by Seller and verified by Purchaser prior to the Closing.  The Purchase Price shall be in addition to the Purchaser's assumption of the Assumed Liabilities.

                (b)   Simultaneously with the execution and delivery of this Agreement, Purchaser has delivered to Greenberg Traurig, P.A. (“Greenberg”), in immediately available funds, the amount of $5,037,500, representing Purchaser’s evidence of financial ability to conclude the transaction contemplated hereby and as provided for in the Bidding Procedures Order (the “Deposit”), which is to be applied to the Purchase Price at the time of Closing, or otherwise disbursed in accordance with the applicable provisions of Section 4 hereof.

                (c)   Following the Closing, the Purchaser will prepare (and the Seller may review) Form 8594 and any other notice or filing required pursuant to Section 1060 of the Internal Revenue Code of 1996, as amended.  The parties hereto agree to execute and file the Form 8594 prepared by the Purchaser (as reviewed and reasonably approved by the Seller) and such other forms, notices and filings as required by applicable laws.

                (d)   Purchaser shall pay all sales or similar taxes required to be paid by reason of the sale by Seller of the Purchased Assets to Purchaser hereunder.

        4.     Closing.

                (a)   Time and Place of Closing.  The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of the Seller, 1800 Eller Drive, Suite 300, Fort Lauderdale, Florida, or by mail or facsimile transmission of the applicable documents, certificates and instruments required to consummate the transactions contemplated by this Agreement, or at such other place as agreed upon by the parties. Subject to Section 4(e) below, the Closing shall be held no later than the 2nd business day after the United States Bankruptcy Court for the Southern District of Florida (the "Bankruptcy Court") shall have entered the Approval Order (as defined in Section 4(e) below) approving this Agreement (the "Scheduled Closing Date"), provided, however, that if the Approval Order is then subject to any stay of the Bankruptcy Court or another court of competent jurisdiction, the Closing shall occur on the 2nd business day after such stay is lifted or dissolved. The date on which the Closing occurs is referred to herein as the "Closing Date."

                (b)   Closing Transactions.  Subject to the conditions set forth in this Agreement, the parties shall consummate the following transactions (the "Closing Transactions") on the Closing Date:

        (i)            Seller shall execute and deliver to Purchaser a bill of sale for the Purchased Assets to be sold by Seller hereunder, which bill of sale shall provide that the sale and transfer of the Purchased Assets is made pursuant to the Approval Order on an "AS IS" and "WHERE IS" basis;

        (ii)           Seller and Purchaser shall execute and deliver to one another an assignment and assumption agreement in respect of the Assumed Liabilities;

        (iii)          Purchaser shall deliver the Purchase Price to Seller, net of the amount of the Deposit (which Deposit shall be delivered by Greenberg to the following parties as follows: (A) $4,800,000 of the Deposit to Seller at Closing; (B) $190,000 to Stema at Closing in payment of the termination fee; and (C) the actual amount of the Approved Stema Costs, up to $47,500, to Stema in payment of such Approved Stema Costs as and when same are finally determined (any remaining portion of the Deposit shall promptly thereafter be delivered by Greenberg to Purchaser));

        (iv)          To the extent not previously paid, Seller shall pay or cause to be paid all obligations due and payable as of the Closing Date under or pursuant to the Purchased Contracts, or shall permit Purchaser to deduct the amount any such unpaid past due obligations from the Purchase Price payable at the Closing; provided, that, other than the adjustments set forth in Section 3(a)(ii) above, Seller shall not be required to pay any obligations (whether or not accrued) under or pursuant to the Purchased Contracts which are not due and payable as of the Closing Date;

        (v)           Seller and Purchaser shall execute and deliver to one another any specific assignments as may be required in respect of the real property lease or any other contracts included in the Purchased Assets; and

        (vi)          Seller and Purchaser, as applicable, shall execute and deliver such additional agreements and documents as may be reasonably necessary to transfer the Purchased Assets from Seller to Purchaser, including assignments in forms suitable for filing, recording and/or registration ("Additional Agreements").

                (c)   Seller's Closing Deliveries.  Subject to and conditioned upon the Closing, on or prior to the Closing Date, GSI and Seller shall further have delivered to Purchaser all of the following:

        (i)            A certified copy of the Approval Order; and

        (ii)           any Additional Agreements to which Seller is a party.

                (d)   Purchaser's Closing Deliveries.  Subject to and conditioned upon the Closing, on or prior to the Closing Date, the Purchaser shall further have delivered to GSI and Seller all of the following:

        (i)            a certificate of the Secretary of State or such other appropriate governmental body of the State in which Purchaser is organized, stating that Purchaser is in good standing as of a date not more than 10 days prior to the Closing Date; and

        (ii)           any Additional Agreements to which Purchaser is a party.

                (e)   Further Condition Precedent to Closing.  The parties agree that the Closing hereunder shall not occur unless and until there is an executed and docketed order of the Bankruptcy Court, in form and substance reasonably satisfactory to the Purchaser, approving and authorizing GSI and the Seller to enter into and/or assume this Agreement and to consummate the transactions contemplated by this Agreement, and further ordering that (i) the Purchased Assets be conveyed to the Purchaser hereunder free and clear of all claims, liens and encumbrances whatsoever pursuant to Sections 363 and 365 of the Bankruptcy Code, as applicable, (ii) all conditions precedent to the assumption and assignment of the Purchased Contracts under Section 365 of the Bankruptcy Code have been satisfied, (iii) the Purchaser has acted in good faith within the context of and is entitled to the protection of Section 363(m) of the Bankruptcy Code, (iv) the Purchaser shall have the full benefit of Section 1146(c) of the Bankruptcy Code, (v) the sale is not subject to avoidance under Section 363(n) of the Bankruptcy Code, (vi) the Purchaser is not assuming or acquiring any of the Seller's liabilities or liens except for the Assumed Liabilities, (vii) the obligations of the Seller hereunder shall not be affected by the confirmation of any plan of reorganization, any discharge received by the Seller, the conversion of the Seller's bankruptcy to a case under Chapter 7 of the Bankruptcy Code, or the dismissal of the bankruptcy case, and (viii) all persons are enjoined from in any way pursuing the Purchaser or the Purchased Assets, except for or on account of Assumed Liabilities, by suit or otherwise to recover on any liens or claims that they had or may have against the Seller or the Purchased Assets (such order referred to herein as the "Approval Order").  If the Bankruptcy Court denies GSI's and the Seller's motion for the Approval Order, or if the Approval Order is not issued on or before November 14, 2001, or if the Approval Order is the subject of a stay of the Bankruptcy Court as of November 14, 2001, then this Agreement will thereupon automatically terminate.  Upon termination of this Agreement pursuant to this Section 4(e), the Deposit (without deduction) shall be returned to Purchaser, and each party will be released of its respective obligations hereunder, other than any obligations that are specifically made to survive any such termination.

                (f)    [Intentionally omitted.]

                (g)   Purchaser's Termination Right.  The Purchaser may terminate this Agreement at any time prior to entry of the Approval Order by delivery of written notice of such termination to GSI and the Seller if the Closing shall not have occurred on or before November 14, 2001 and such circumstance is not attributable in whole or in part to any breach or default by the Purchaser of its obligations hereunder.  Upon termination of this Agreement pursuant to this Section 4(g), the Deposit (without deduction) shall be returned to Purchaser, and each party will be released of its respective obligations hereunder, other than any obligations that are specifically made to survive any such termination.

                (h)   Seller's Further Termination Right.  If the Approval Order is entered on or before November 14, 2001, GSI and the Seller may also terminate this Agreement at any time subsequent to November 14, 2001 by delivery of two (2) business days' written notice of such termination to Purchaser if the Closing shall not occur within such two (2) business day period and such circumstance (i) results from Purchaser's failure to perform its obligations hereunder or to observe in all material respects all terms and conditions and covenants contained herein, or (ii) is not attributable in whole or in part to any breach or default by GSI or the Seller of their obligations hereunder. Upon termination of this Agreement pursuant to this Section 4(h), $475,000 of the Deposit shall be paid to Seller, and the remaining balance of the Deposit shall be returned to Purchaser, and each party will be released of its respective obligations hereunder, other than any obligations that are specifically made to survive any such termination.

        5.     Representations and Warranties of Seller.  Seller makes the following representations and warranties to Purchaser:

                (a)   Power and Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon. Seller has the power and authority to enter into this Agreement, subject to the approval of the Bankruptcy Court.  Upon execution of this Agreement by Seller, this Agreement shall be binding upon and enforceable against Seller according to the terms hereof, subject to the approval of the Bankruptcy Court.

                (b)   Good Title.  Seller will use good faith efforts to obtain the Approval Order to convey the Purchased Assets free and clear of all liens and encumbrances pursuant to 11 U.S.C. §363(f) and the terms hereof.

                (c)   Condition of Assets.  Neither GSI nor Seller makes any representation or warranty whatsoever as to the condition of the Purchased Assets or their adequacy to conduct the Business.  The Purchased Assets will be conveyed on an "AS IS" and "WHERE IS" basis.

                (d)   Conduct of Business.  From and after August 1, 2001 and through the Closing Date, Seller (i) has not paid or made, and shall not pay or make, any dividends or distributions (other than cash distributions), and (ii) has otherwise conducted and will conduct the Business in the ordinary course and in a manner consistent with prior practice, including but not limited to booking and paying for advertisements in the ordinary course of the Business and Seller's obligations under Section 7(a) below.

        6.     Representations and Warranties of Purchaser.  Purchaser hereby represents and warrants to GSI and the Seller that (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) Purchaser has all requisite power and authority to enter into this Agreement and all other agreements contemplated hereby and to perform its obligations hereunder and thereunder, (c) this Agreement has been duly executed and delivered by Purchaser and is a valid and binding obligation of Purchaser, enforceable in accordance with its terms, and (d) Purchaser has cash on hand and/or commitments for financing in amounts sufficient to enable Purchaser to pay the Purchase Price and consummate the transactions pursuant to this Agreement, as evidenced by commitment letters, comfort letters, personal guarantees or other written agreements being presented to GSI and the Seller concurrently with the execution and delivery of this Agreement.

        7.     Covenants of Purchaser, GSI and Seller.

                (a)   During the period from the date of this Agreement to the Closing Date, Seller will conduct the Business only in the ordinary course and in a manner consistent with prior practice, including but not limited to the placement of advertising in the ordinary course and consistent with past practice and, in addition thereto, Seller will make the payment for committed advertising as and when same comes due and payable (including, without limitation, payment for Yellow Pages advertising in the amount of not less than $300,000 which will become due and payable in the second half of October 2001 and in the amount of not less than $125,000 which will become due and payable in the first week of November 2001); and Seller will use its commercially reasonable efforts to preserve the Business intact and to preserve its present relationships with referral sources, clients, customers, suppliers and other persons having business relationships with Seller. Without limiting the generality of the foregoing, prior to the Closing Date, without the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed), Seller will not (i) make any change in the senior management personnel of the Business, (ii) except pursuant to commitments in effect on the date hereof and disclosed in the Schedules to this Agreement, or any emergency replacements of capital assets which may be required in the Business, make any capital expenditures or commitments (whether by means of purchase, lease or otherwise) or any operating lease commitments for the Business in excess of $100,000 in the aggregate, or (iii) agree or commit, whether in writing or otherwise, to do any of the foregoing.

                (b)   From and after the Closing, Purchaser shall keep and preserve all books, records, information and data transferred to Purchaser hereunder for a period of not less than six (6) years after the Closing and provide GSI and Seller with reasonable access thereto to the extent any or all of same is needed by GSI or Seller for tax, accounting or litigation purposes.

                (c)   Immediately after the Closing, Purchaser will offer employment to all persons currently employed by Seller who wish to become employees of Purchaser at the same base salary and in the same position as in effect on the date hereof (subject to changes occurring in the ordinary course between the date hereof and the Closing Date).  Schedule 7(c) sets forth a list of all employees of the Business as of the date hereof Except to the extent included in the Assumed Liabilities, Seller shall, with respect to periods prior to the Closing Date, be responsible for the payment of all regular and overtime compensation to employees of the Business; medical plan withholding; federal and state withholding; workers' compensation insurance premium payments and claims; medical plan claims; accrued vacation, sick time or paid time off; health, disability, benefit and retirement plan contributions and claims related to fiduciary management of such plans (including 401(k), Keough and pension plans); unemployment compensation claims, unemployment tax payments and withholdings; any and all employment–related claims arising from acts or omissions occurring prior to the Closing Date (including claims under workers' compensation laws, ERISA, and equal opportunity or human rights acts and any other federal, state or common law); and any fines or administrative expenses assessed thereunder for acts or omissions occurring prior to the Closing Date.

                (d)   Subject to the last sentence of this paragraph (d), from and after the Closing, and for the remaining term of the Florafax Referral Agreement dated April 18, 2001 (as amended, the "Referral Agreement"), Purchaser shall send, or cause one or more of its subsidiaries or divisions to send, over the Florafax wire service, not less than 125,000 floral orders (exclusive of Non–Qualifying Orders as defined in the Referral Agreement) per annual period (prorated for partial annual periods subsequent to the Closing Date) called for in paragraph 1 of the Referral Agreement, consistent with the timing and amounts of such orders as set forth in such paragraph 1, and shall further refer a corresponding amount of credit card clearing services as required by the Referral Agreement.  In consideration thereof, Purchaser shall be entitled to the rebates therefor as provided in paragraph 2(a) of the Referral Agreement; and Purchaser shall be liable to the operator of the Florafax wire service system for any shortfall charges under paragraph 2(b) of the Referral Agreement, in the event that Purchaser fails to refer the required amount of minimum floral orders (exclusive of Non–Qualifying Orders) as provided herein.  In lieu of Purchaser’s assumption of the obligations under the Referral Agreement, and in accordance with Purchaser’s accepted bid, the Purchaser may, at its option, pay the sum of $156,250 to Teleflora LLC in satisfaction of Purchaser’s liability under the Referral Agreement that would otherwise be assumed and undertaken pursuant to this Section 7(d).

                (e)   Provided that the Closing shall have occurred, neither GSI, Seller nor any of their respective affiliates (each a "Covenantor") shall, at any time during the three (3) year period from and after the Closing Date, within the United States, engage or participate in (whether as an operator, shareholder, owner, consultant, advisor, manager, partner or in any other capacity) any business which derives in excess of $100,000 in annual revenues from consumer direct floral ordering services for deliveries of floral products within the United States; provided, however, that the foregoing restrictions shall not be applicable to or binding upon any assignee, acquirer or successor–in–interest to the business of GSI, and shall lapse and be of no further force or effect from and after the consummation of any sale or disposition of a controlling ownership interest in the Purchaser following the Closing.  Because of the difficulty of measuring economic losses to the Purchaser as a result of any breach by a Covenantor of the covenants contained in this Section 7(e), and the immediate and irreparable damage that could be caused to the Purchaser for which it would have no other adequate remedy, each Covenantor agrees that the Purchaser may enforce the provisions of this Section 7(e) by injunctions and restraining orders upon a breach of any of these provisions. If any court of competent jurisdiction determines that the scope, time or territorial restrictions set forth herein are unreasonable as applied to any Covenantor, the parties hereto, including that Covenantor, acknowledge their mutual intention and agreement that such restrictions be enforced to the fullest extent that the court deems reasonable, and thereby will be reformed to that extent as applied to that Covenantor and any other Covenantor similarly situated.

                (f)    Provided that the Closing shall have occurred, for a period of one (1) year from and after the Closing Date, neither GSI nor any of its affiliates (on the one hand) nor the Purchaser nor any of its affiliates (on the other hand) shall solicit or encourage any employee of the other party to terminate his or her employment relationship with the other party, except, in any case, with the prior written consent of the party then employing the subject individual; provided, however, that this Section 7(f) shall not be applicable with respect to any employment of Ben Powell and/or Jeremy Leibowitz by Purchaser or any affiliate of Purchaser from and after the Closing Date. This Section 7(f) shall not be deemed violated by reason or any general industry solicitation or advertising. Each party shall advise any headhunter or other agent employed or retained by such party of the requirements of this Section 7(f).

                (g)   From and after the Closing, GSI shall have no responsibility for coordinating any advertising related to the Business, and shall have no liability in respect of any Yellow Pages or other advertising for the Business. It is expressly understood that, from and after the Closing, Purchaser shall have sole responsibility for coordinating and arranging (through WPN, Inc. or otherwise) all ongoing advertising relating to the Business, and shall not look to GSI or the Seller in respect of any advertising.  GSI will cooperate with Purchaser in all reasonable respects in order to effect an orderly changeover of the relationship with WPN, Inc. insofar as it relates to the Business.

                (h)   The parties acknowledge that certain elements of the web hosting, internet back–end fulfillment and other services currently provided by GSI and its affiliates to the Business (and vice versa) may require a transition period following the Closing within which to effect the changeover of such services.  The parties shall cooperate in good faith to ease such transition, including providing access to all processing language, codes and passwords reasonably requested by the Purchaser to assist in such transition, and each party shall reimburse each other party for such other party's actual costs in providing such transitional services.

                (i)    From and after the Closing, the Seller shall pay its retained liabilities as and when they become due.

        8.     Remedies.  The parties' sole and exclusive remedy for any misrepresentation, breach of warranty or breach of covenant (other than a covenant which, by its terms, is to be performed subsequent to the Closing Date) hereunder shall be to terminate this Agreement in accordance with Section 4(g) or 4(h) above, as applicable, provided that such termination rights shall cease upon the Closing.

        9.     Miscellaneous Provisions.

                (a)   Notices.  All notices, requests, demands or other communications which may be or are required or permitted to be served or given hereunder (in this Section collectively called "Notices") shall be in writing and shall be hand delivered, sent by registered or certified mail, return receipt requested, postage prepaid, or by a nationally recognized overnight delivery service, or via facsimile, to the parties hereto at the address or facsimile number listed below (provided that, for a facsimile, a copy is also sent promptly by U.S. mail, certified mail or overnight delivery service):

If to Purchaser, addressed to the Purchaser at:

FTD.COM Inc.

3113 Woodcreek Dr.

Downers Grove, IL 60515

Attention:  Jon Burney

Fax: (630) 724-6651

with a copy to:

Gunster, Yoakley & Stewart, P.A.

One Biscayne Tower

2 South Biscayne Boulevard

Suite 3400

Attention: Raymond Miller, Esq.

Fax: (305) 376–6010

If to GSI or Seller, addressed to GSI or Seller at:

Gerald Stevens, Inc.

1800 Eller Drive, Suite 300

Fort Lauderdale, FL  33316

Attn: General Counsel

Fax: (954) 627–1330

Either party may, by Notice given as aforesaid, change its address for all subsequent Notices.  Notices shall be deemed given on the date delivered.

                (b)   No Modification. This Agreement may not be modified, altered or rescinded, or any rights hereunder waived, except by written agreement signed by the parties hereto, or signed by the party charged with the waiver in the case of a waiver.

                (c)   Binding Agreement.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There are no third party beneficiaries to this Agreement.

                (d)   Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that the Seller or the Purchaser may, upon notice to the other party, assign its rights (but if so must also delegate its duties) to any of their affiliates or to any successor in interest, provided that no assignment shall relieve the assigning party of liability for its obligations hereunder.

                (e)   Broker Fees; Expenses.  Each party shall be responsible for any commissions, fees or other amounts payable to a broker, finder, agent or other person or entity engaged by such party which are due and payable as a result of this Agreement and/or the transactions contemplated hereby.  Each party shall further be responsible for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

                (f)    Survival.  Time is of the essence for all provisions hereof.  All representations, warranties and covenants shall survive Closing hereunder.

                (g)   Further Assurances.  At any time and from time to time after the Closing, upon reasonable request of the other, each party shall do, execute, acknowledge and deliver such further acts, assignments, transfers, conveyances and assurances as may be reasonably required for the more complete consummation of the transactions contemplated herein.

                (h)   Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida, without regard to conflicts of laws principles that would cause any other state's laws to apply.

                (i)    Headings and Captions.  The captions set forth in this Agreement are solely for the convenience of the parties hereto and shall not control or affect the meaning or construction of this Agreement.

                (j)    Severability.  If any term or provision of this Agreement is found by a court of competent jurisdiction to be unenforceable, in whole or in part, the rest and remainder of such provision and this Agreement shall be and remain enforceable to the fullest extent permitted by law.

                (k)   Confidentiality; Publicity.  Except as may be required by law, rule or regulation or as otherwise permitted or expressly contemplated herein, neither party nor its agents or representatives shall disclose to any third party the terms of, or negotiations relating to, this Agreement without the prior written consent of the other.  The parties acknowledge that material terms and conditions of this Agreement will be disclosed as a result of the motion for the Approval Order and publication of the motion by GSI and the Seller, and such disclosure and publication shall not be construed as a breach of the foregoing provision.

                (l)    Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.  Confirmation of execution by electronic transmission of a facsimile signature page shall be binding upon any party so confirming.

                (m)  Entire Agreement.  This Agreement, along with the Schedules and Exhibits hereto, sets forth all of the terms, agreements and representations among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings.

[SIGNATURES ON THE FOLLOWING PAGE]

        IN WITNESS WHEREOF, the parties hereto, intending to be bound hereby, have caused this Asset Purchase Agreement to be executed the day and year first above written.

GSI:

GERALD STEVENS, INC.

By:	/s/ JOHN G. HALL
John G. Hall, President

SELLER:

NATIONAL FLORA, INC.

By:	/s/ JOHN G. HALL
John G. Hall, President

PURCHASER:

FTD.COM INC.

By:	/s/ CARRIE WOLFE
Carrie Wolfe, Secretary and CFO

LIST OF SCHEDULES AND EXHIBITS

Schedule 1(a)(iii)	Purchased Contracts
Schedule 1(a)(iv)(A)	Telephone Listings/Telephone Numbers
Schedule 1(a)(iv)(B)	Telephone and Other Advertising Listings
Schedule 7(c)	Employees